Exhibit 99.1
Gmarket Reports Second Quarter 2008 Financial Results
•	Revenues increased to Won 70.0 billion ($66.9 million), up 26% year-over-year
•	Operating income increased to Won 13.2 billion ($12.6 million), up 74% year-over-year
•	Net income increased to Won 16.1 billion ($15.4 million), up 91% year-over-year
Seoul, South Korea, July 30, 2008 — Gmarket Inc. (NASDAQ: GMKT) (“Gmarket”) announced today its financial and operating results for the second quarter ended June 30, 2008.
Gmarket reported total revenues of Won 70.0 billion ($66.9 million) for the second quarter of 2008, representing a 26% increase from total revenues of Won 55.6 billion for the second quarter of 2007.
The Company’s gross merchandise value (“GMV”), which represents the total value of all items sold on Gmarket’s website, increased by 25% to Won 971.1 billion ($927.7 million) for the second quarter of 2008 compared to Won 780.0 billion for the same period in 2007. Transaction fee revenues for the second quarter of 2008 were Won 37.4 billion ($35.7 million), representing a 16% increase from Won 32.1 billion for the second quarter in 2007. Advertising and other non-transaction revenues for the second quarter of 2008 were Won 32.6 billion ($31.2 million), representing a 39% increase from Won 23.4 billion for the same period in 2007.
Operating income for the second quarter of 2008 was Won 13.2 billion ($12.6 million), representing a 74% increase from Won 7.6 billion for the same period in 2007.
Net income for the second quarter of 2008 was Won 16.1 billion ($15.4 million), representing a 91% increase from Won 8.4 billion for the same period in 2007. Earnings per diluted share for the second quarter of 2008 increased to Won 317 or $0.30, up from Won 167 for the same period in 2007.
“We are pleased with our second quarter performance and the progress with our initiatives. We are continuing to strengthen our growth drivers by focusing on emerging categories including food and lifestyle products and developing categories for future opportunities,” said Young Bae Ku, Chief Executive Officer of Gmarket. “Through improved operational efficiency and expanding advertising revenue streams, we are continuously increasing our profitability.”
During the second quarter of 2008, the Company’s registered user base grew to approximately 14.7 million from 14.3 million registered users at the end of the first quarter of 2008. In addition, the Company averaged 18.7 million monthly unique visitors in the second quarter of 2008, compared to 17.6 million unique visitors during the second quarter of 2007.
On June 27, 2008, the Company was granted renewal of its status as an eligible venture Company under the Special Tax Treatment Control Law of Korea. This renewal entitles the Company to a reduced tax rate of 13.75%, which is 50% of the statutory tax rate, for taxable income directly generated from operations, effective until 2008. This discounted tax rate was not applied in first quarter 2008 as the Company had deemed that renewal of the 13.75% rate was not probable at that time.

Investor Conference Call / Webcast Details
The Company’s management will review detailed second quarter 2008 results on Tuesday, July 29, 2008 at 6:00 p.m. U.S. Eastern Time (7:00 a.m., July 30, 2008 in Seoul, South Korea). A live webcast of the conference call will be available on Gmarket’s website at www.gmarket.co.kr/IR/.
Dial-in details for the conference call are as follows:
US: +1 800 884 5695 or +1 617 786 2960
Hong Kong: +852 3002 1672
Singapore: +65 6823 2164
U.K.: +44 207 365 8426
Korea: +82 00 308 13 1153
Password for all regions: Gmarket
A replay of the call will be available beginning July 29 at 8:00 p.m. U.S. Eastern Time (9:00 a.m., July 30, 2008 in Seoul) at www.gmarket.co.kr/IR/ and by telephone at +1 888 286 8010 or +1 617 801 6888 with passcode 92291558 (telephone replay available through 10:59 a.m. on August 6, 2008 U.S. Eastern Time (11:59 p.m., August 6, 2008 in Seoul)).
Notes: (1) The Dollar amounts provided in this release are based on an exchange rate of Won 1,046.80 to US$1.00, which is the noon buying rate in effect on June 30, 2008 as quoted by the Federal Reserve Bank of New York. (2) GMV should not be construed as an alternative to revenues or any other measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV in a different manner than Gmarket does.
About Gmarket
Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located primarily at www.gmarket.co.kr.
Safe Harbor Under the Private Securities Litigation Reform Act of 1995
Certain statements in this filing on Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act

of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” “continue,” “plan” or “predict” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, the Company’s ability to diversify revenues; the Company’s ability to compete effectively in a highly competitive industry; the Company’s ability to anticipate and access technological developments in the Company’s industry; the Company’s ability to recruit and retain quality employees as the Company grows; the Company’s ability to implement the Company’s growth strategies; and economic and political conditions in and outside of Korea. Investors should consider the information contained in the Company’s submissions and filings with the SEC, including the Company’s registration statement on Form F-1, as amended, together with such other documents as the Company may submit to or file with the SEC from time to time, including on Forms 20-F and 6-K. The forward-looking statements speak only as of this filing on Form 6-K and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contacts
Paul J. Lee
Gmarket Inc.
+82-2-3016-4372
plee@gmarket.co.kr
In the U.S.
John Robertson
The Ruth Group
+1-646-536-7024
jrobertson@theruthgroup.com

GMARKET INC.
UNAUDITED BALANCE SHEETS
(in millions of Korean Won and in thousands of US dollars)

	December 31,	June 30,	June 30,
	2007	2008	2008
Assets
Current assets:
Cash and cash equivalents	~~W~~48,367	~~W~~55,051	$52,590
Cash on deposit	190,000	213,275	203,740
Restricted cash	8,110	10,100	9,648
Accounts receivable, net	52,565	54,659	52,215
Other current assets	8,120	12,956	12,377

Total current assets	307,162	346,041	330,570
Property and equipment, net	23,577	28,165	26,906
Other assets	6,305	8,736	8,345

Total assets	~~W~~337,044	~~W~~382,942	$365,821

Liabilities and Shareholders’ Equity
Current liabilities:
Amounts payable to sellers	~~W~~147,300	~~W~~152,630	$145,806
Accounts payable	22,727	28,180	26,920
Deferred revenue and advances	5,196	6,217	5,939
Loyalty program reserves	8,619	9,773	9,336
Other current liabilities	8,336	10,299	9,838

Total current liabilities	192,178	207,099	197,839
Other liabilities	3,268	4,573	4,368

Total liabilities	195,446	211,672	202,207

Shareholders’ equity:
Common shares	4,975	5,006	4,783
Additional paid-in capital	88,080	91,302	87,221
Accumulated other comprehensive income	—	16	15
Retained earnings	48,543	74,946	71,595

Total shareholders’ equity	141,598	171,270	163,614

Total liabilities and shareholders’ equity	~~W~~337,044	~~W~~382,942	$365,821

GMARKET INC.
UNAUDITED STATEMENTS OF INCOME
(in millions of Korean Won and thousands of US dollars, except per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2007	2008	2008	2007	2008	2008
Revenues:
Transaction fees	~~W~~32,129	~~W~~37,392	$35,720	~~W~~62,366	~~W~~74,205	$70,887
Advertising and other	23,438	32,621	31,163	41,252	60,457	57,754

Total revenues	55,567	70,013	66,883	103,618	134,662	128,641
Costs and expenses:
Cost of revenues	29,253	36,474	34,844	54,849	70,594	67,438
Sales and marketing	13,111	13,493	12,889	25,358	26,417	25,236
General and administrative	5,612	6,862	6,555	10,371	14,151	13,518

Total costs and expenses	47,976	56,829	54,288	90,578	111,162	106,192

Operating income	7,591	13,184	12,595	13,040	23,500	22,449
Other income (expense):
Interest income	2,066	3,467	3,312	4,119	6,611	6,315
Others, net	(99)	149	142	(24)	283	270

Income before income tax expenses	9,558	16,800	16,049	17,135	30,394	29,034
Income tax expenses 1)	1,141	719	687	2,039	3,991	3,812

Net income	~~W~~8,417	~~W~~16,081	$15,362	~~W~~15,096	~~W~~26,403	$25,222

Net income per share — basic	~~W~~169	~~W~~321	$0.31	~~W~~304	~~W~~529	$0.51
Net income per share — diluted	167	317	0.30	299	521	0.50

Weighted average number of shares — basic	49,657,529	50,046,277	50,046,277	49,582,287	49,899,610	49,899,610
Weighted average number of shares — diluted	50,524,504	50,798,090	50,798,090	50,484,722	50,692,036	50,692,036

1)	On June 27, 2008, the Company was granted renewal of its status as an eligible venture Company under the Special Tax Treatment Control Law 0f Korea. This renewal entitles the Company to a reduced tax rate of 13.75%, which is 50% of the statutory tax rate, for taxable income directly generated from operations, effective until 2008. This discounted tax rate was not applied in first quarter 2008 as the Company had deemed that renewal of the 13.75% rate was not probable at that time. The higher tax rate had a negative impact on our first quarter 2008 EPS by 3 cents.

GMARKET INC.
UNAUDITED STATEMENTS OF CASH FLOWS
(in millions of Korean Won and thousands of US dollars)

	Three Months Ended June 30,			Six Months Ended June 30,
	2007	2008	2008	2007	2008	2008
Cash flows from operating activities:
Net income	~~W~~8,417	~~W~~16,081	$15,362	~~W~~15,096	~~W~~26,403	$25,222
Adjustments
Depreciation and amortization	1,534	2,179	2,082	3,005	4,308	4,115
Stock-based compensation expense	400	691	660	637	1,161	1,109
Provision for bad debt	95	—	—	146	133	127
Provision for severance benefits	353	627	599	771	1,315	1,256
Deferred tax assets	(573)	(598)	(571)	(1,028)	(594)	(567)
Provision for loyalty program reserves	1,323	1,713	1,636	2,167	3,096	2,957
Others, net	118	(49)	(47)	114	(43)	(41)
Changes in operating assets and liabilities
Accounts receivable	(5,577)	(1,489)	(1,423)	(6,167)	(2,211)	(2,112)
Amounts payable to sellers	6,881	(7,094)	(6,777)	12,575	5,330	5,092
Accounts payable	2,999	6,286	6,005	374	5,452	5,209
Accrued income	(1,198)	(1,611)	(1,539)	(1,384)	(1,973)	(1,885)
Other assets, net	(1,196)	(1,833)	(1,752)	(1,735)	(2,404)	(2,297)
Other current liabilities	(1,577)	254	243	332	1,042	995
Payment of accrued severance benefits	(136)	(150)	(143)	(162)	(229)	(218)

Net cash provided by operating activities	11,863	15,007	14,335	24,741	40,786	38,962

Cash flows from investing activities:
(Increase) in cash on deposit, net	(17,233)	(11,522)	(11,007)	(24,653)	(23,022)	(21,993)
(Increase) in restricted cash, net	—	—	—	(110)	(1,990)	(1,901)
Purchase of property and equipment	(1,260)	(6,306)	(6,024)	(3,693)	(8,870)	(8,473)
(Increase) in other assets, net	(140)	(1,606)	(1,533)	(31)	(2,314)	(2,210)

Net cash (used in) investing activities	(18,633)	(19,434)	(18,564)	(28,487)	(36,196)	(34,577)

Cash flows from financing activities:
Issuance of common shares, net	130	2,071	1,978	130	2,094	2,000

Net cash provided by financing activities	130	2,071	1,978	130	2,094	2,000

Net increase (decrease) in cash and cash equivalents	(6,640)	(2,356)	(2,251)	(3,616)	6,684	6,385

Cash and cash equivalents:
Beginning of period	37,954	57,407	54,841	34,930	48,367	46,205

End of period	~~W~~31,314	~~W~~55,051	$52,590	~~W~~31,314	~~W~~55,051	$52,590

GMARKET INC.
UNAUDITED SUPPLEMENTAL OPERATING DATA

	2007				2008
	1Q	2Q	3Q	4Q	1Q	2Q
G M V (in billions of Won)[1]	723.0	780.0	775.6	970.0	933.4	971.1

Registered Users[2] (000)	11,754	12,408	12,981	13,674	14,260	14,735

Average Monthly Unique Visitors[3] (000)	16,931	17,581	17,925	18,712	17,861	18,651

1.	Represents the aggregate value of all products sold on the Company’s website for the period. GMV is commonly used in the e-commerce industry to measure a company’s operating performance as transaction fees depend in part on GMV. GMV should not be construed as an alternative to any measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV in a different manner to Gmarket.

2.	Registered Users include both buyers and sellers who have registered with the Company as of the end of the period.

3.	Average monthly unique visitors represents the average number of monthly unique visitors to the Company’s website during the period, measured and announced by Metrix Corporation, a Korean Internet research company. Other research companies’ results may differ.